UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. _______*)

UCLUELET EXPLORATION CORP.
(Name of Issuer)

Common Stock, with a par value of $0.001
(Title of Class of Securities)

90348 W 10 1
(CUSIP Number)

JOHN G.F. McLEOD
68 Sandstone Ridge Crescent
Okotoks, Alberta, T1S 1R1, Canada

copy to:

Ethan P. Minsky
Clark Wilson LLP
Barristers & Solicitors
Patent & Trade-Mark Agents
800 - 885 West Georgia Street, Vancouver, British Columbia, Canada, V6C 3H1
Tel: 604.687.5700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 18, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box     ☐.

SCHEDULE 13D

CUSIP No.	N/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
JOHN G.F. MCLEOD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
Not applicable. Nominal value. No payment of funds.
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canadian citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
7,950,000 shares of common stock beneficially owned
	8	SHARED VOTING POWER
Nil
	9	SOLE DISPOSITIVE POWER
7,950,000 shares of common stock beneficially owned
	10	SHARED DISPOSITIVE POWER
Nil
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,950,000 shares of common stock beneficially owned
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
22.8%, based on 34,818,000 shares of common stock outstanding
14	TYPE OF REPORTING PERSON (See Instructions)
John G.F. McLeod – IN (Individual)

Item 1. Security and Issuer

This Schedule relates to common shares with a par value of $0.001 of Ucluelet Exploration Corp. (the "Issuer"). The principal executive offices of the Issuer are located at 312 407 2nd Street, SW, Calgary, Alberta, T2P 2Y3.

Item 2. Identity and Background

John G.F. McLeod, a citizen of Canada, is the President, Secretary, Treasurer and a director of Ucluelet Exploration Corp., with a residential address at 68 Sandstone Ridge Crescent, Okotoks, Alberta, Canada, T1S 1R1.

Mr. McLeod has over 30 years experience in varied resource extraction projects with particular emphasis on international oil and gas management, exploration and development and establishing and maintaining relations with investors and the financial community.

Mr. McLeod is a mechanical engineer who has previously held various senior management positions with a number of public exploration companies including the positions of President and Chief Executive Officer with Arakis Energy Corporation, Rally Energy Corp. and Canoro Resources Inc., and a private petroleum consulting company.

During the last five years, Mr. McLeod has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours). During the last five years, Mr. McLeod was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Considerations

On January 18, 2006, David Heel, the former President, Secretary, Treasurer and Director of the Issuer transferred 2,650,000 shares of common stock to John G.F. McLeod, the new President, Secretary, Treasurer and Director of the Issuer for nominal consideration.

Item 4. Purpose of Transaction

The transaction was the result of a transfer of shares from the former President, Secretary, Treasurer and Director and subsequent 3 for 1 forward stock split of the Issuer’s authorized, issued and outstanding shares.

Other than any shares or other securities of the Issuer that Mr. McLeod may receive as compensation from the Issuer, Mr. McLeod does not presently have any plan or proposal which relate to or would result in any of the following: the acquisition or disposition by any person of additional securities of the Issuer; an extraordinary corporate transaction involving the Issuer or its subsidiaries; a sale or transfer of a material amount of the Issuer's or its subsidiaries' assets; any material change in the present capitalization or dividend policy of the Issuer; any other material change in the Issuer's corporate structure; any changes to the Issuer's charter, bylaws or instruments corresponding thereto which may impede the acquisition of control by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; or a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Securities Exchange Act of 1934.

Item 5. Interest in Securities of the Issuer

Mr. McLeod beneficially owns an aggregate of 7,950,000 shares of common stock (22.8%) of the Issuer.

Mr. McLeod has the sole power to vote or direct the vote, and to dispose or direct the disposition, of the 7,950,000 shares of common stock (22.8%) of the Issuer.

Other than described in Item 3 above, Mr. McLeod has not effected any transaction in the shares of common stock of the Issuer in the past sixty days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth above or set forth in the exhibits, there are no contracts, arrangements, understandings or relationships between Reporting Persons and any other person with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

N/A.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 27, 2006	/s/ John G.F. McLeod
Signature

John G.F. McLeod, President, Secretary, Treasurer and Director
Name/Title